Filed Pursuant to Rule 253(g)(2)

File - 024-11754

Supplement No. 11 to Offering Circular dated January 16, 2024

Cityfunds I, LLC

1315 Manufacturing Street

Dallas, TX 75204

972-445-7320

Best Efforts Offering of Membership Interests

This Offering Circular Supplement No. 11 (the “Supplement”) relates to the Offering Circular of Cityfunds I, LLC (the “Company”, “we”, “our”, or “us”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering membership interests of each individual series of Cityfunds I, LLC on a “best efforts” basis without any minimum offering amount.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this supplement is to disclose that we have commenced the LA Rewards Program (the “Rewards Program”) and are offering reward membership interests (“Reward Share”, “Reward Shares”. “Reward”, or “Rewards”). The LA Rewards Program is available to all new and existing investors and is being offered through the Cityfunds by Nada App and the Company Website.

Rewards Program

Commencing on January 16, 2024, investors can make a Qualifying Investment or Qualifying Investments during the Qualifying Period to qualify for the Reward under the LA Rewards Program.

The “Qualifying Period” for this Program begins at 12:00 am CST on Tuesday, January 16, 2024 and continues until 11:59 pm CST on Monday, January 29th, 2024.

To qualify for the Reward under this Rewards Program, investors need to make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total amount between $1,000.00 and $9,999.99 across any Series of Cityfunds I, LLC to receive a 3.00% match in Series #Los Angeles shares on the Qualifying Investment(s). Or make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total amount between $10,000.00 and $49,999.99 in any Series of Cityfunds I, LLC to receive a 5.00% match in Series #Los Angeles shares on the Qualifying Investment(s). Rewards will be determined at the end of the Qualifying Period by adding the total amount of an investor’s investments to determine the Reward percentage match that investor is entitled to.

Only Qualifying Investments made through the Cityfunds by Nada App or Company Website are eligible for the Reward. The investment must be ordered and processed through the Cityfunds by Nada App or Website; investments made through a platform other than the Cityfunds by Nada App or Website are not eligible to receive the Reward through this promotion.

In order to receive the Reward, a Cityfunds by Nada investor must make a Qualifying Investment according to the terms defined in the section above. In order to qualify for the Reward, investments must be ordered through the Cityfunds by Nada App or Website by 11:59 pm CST on January 29th, 2024 (the “Qualifying Period”). The Reward will not be processed until sixty (60) days after the Qualifying Investments are marked as “settled” and the funds successfully placed in escrow. The Reward is not contingent on your investment settling during the Qualifying Period as long as the investment is placed through the Cityfunds by Nada App or Website during the Qualifying Period. We reserve the right to reverse any Rewards distributed to investors if their investment payment fails for any reason.

The Rewards Program is non-dilutive to the current offering. All Reward Shares are purchased by Nada Holdings, Inc, of which the Manager of Cityfunds I, LLC is a subsidiary to. These purchased Reward Shares are issued directly to the investors portfolio accounts that qualified for the Reward.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 11 to Offering Circular is January 16, 2024.